Exhibit 21.1

Subsidiary	State of Formation

OPG Properties LLC	Washington

Olympic Property Group I LLC	Washington

ORM, Inc.	Washington

Olympic Resource Management LLC	Washington

ORM Timber Fund I, LP	Delaware

ORM Timber Fund II, Inc.	Delaware

ORM Timber Fund III (REIT) Inc.	Delaware